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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 10 )*

CUMULUS MEDIA, INC.
(Name of Issuer)
Class A Common Stock, par value $.01 per share
(Title of Class of Securities)
231082108
(CUSIP Number)
J. Travis Hain
Banc of America Capital Investors
Bank of America Corporate Center
100 N. Tryon Street, 25th Floor
Charlotte, North Carolina 28255
(704) 386-7839
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 23, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	231082108

1	NAMES OF REPORTING PERSONS: BA Capital Company, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,939,525

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,939,525

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,939,525

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	231082108

1	NAMES OF REPORTING PERSONS: BA SBIC Management, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,939,525

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,939,525

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,939,525

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	231082108

1	NAMES OF REPORTING PERSONS: BA Equity Management, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,939,525

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,939,525

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,939,525

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	231082108

1	NAMES OF REPORTING PERSONS: BA Equity Management GP, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,939,525

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,939,525

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,939,525

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	231082108

1	NAMES OF REPORTING PERSONS: J. Travis Hain

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,721,009

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		7,721,009

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,721,009

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	18.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	231082108

1	NAMES OF REPORTING PERSONS: Banc of America Capital Investors SBIC, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		5,781,484

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,781,484

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,781,484

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	231082108

1	NAMES OF REPORTING PERSONS: Banc of America Capital Management SBIC, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,781,484

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		5,781,484

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,781,484

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	231082108

1	NAMES OF REPORTING PERSONS: Banc of America Capital Management, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,781,484

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		5,781,484

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,781,484

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	231082108

1	NAMES OF REPORTING PERSONS: BACM I GP, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,781,484

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		5,781,484

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,781,484

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

EXPLANATORY NOTE: This Amendment No. 10 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on July 7, 1998, as amended by Amendment No. 1 filed on December 3, 1999, Amendment No. 2 filed on February 4, 2002, Amendment No. 3 filed on April 3, 2002, Amendment No. 4 filed on March 27, 2003, Amendment No. 5 filed on February 8, 2006, Amendment No. 6 filed on May 18, 2006, Amendment No. 7 filed on June 29, 2006, Amendment No. 8 filed on December 27, 2006 and Amendment No. 9 filed on June 15, 2007.
     The Schedule 13D was originally filed on July 7, 1998 (the “Original Schedule 13D”) by NationsBanc Capital Corporation, a Texas corporation (“NBCC”), NationsBank, N.A., a national banking association, NB Holdings Corporation, a Delaware corporation, and NationsBank Corporation, a North Carolina corporation (“NationsBank”). In the Original Schedule 13D, these reporting persons reported, among other things, NBCC’s direct beneficial ownership of 3,371,246 shares of the Company’s Class B Common Stock (which are convertible into shares of the Company’s Class A Common Stock on a one-for-one basis).
     Amendment No. 1 to the Schedule 13D was filed on December 3, 1999 (“Amendment No. 1”) by BA Capital Company, L.P., a Delaware limited partnership (“BA Capital”), BA SBIC Management, LLC, a Delaware limited liability company (“BA SBIC Management”), BA Equity Management, L.P., a Delaware limited partnership (“BA Equity Management”), BA Equity Management GP, LLC, a Delaware limited liability company (“BA Equity Management GP”), Walter W. Walker, Jr., a United States citizen (“Mr. Walker”), and Bank of America Corporation, a Delaware corporation (“Bank of America”). In Amendment No. 1, these reporting persons reported, among other things, that (a) NBCC had previously merged into BA Capital in connection with the merger of NationsBank with Bank of America, (b) such reporting persons had become the beneficial owners of the shares of the Company’s Class B Common Stock owned by NBCC, (c) BA Capital sold 500,000 shares of the Company’s Class A Common Stock (which it acquired upon converting shares of Class B Common Stock) on November 24, 1999 and (d) after giving effect to such sale, BA Capital owned 2,871,246 shares of the Company’s Class B Common Stock and held options to purchase 6,000 shares of the Company’s Class A Common Stock.
     Amendment No. 2 to the Schedule 13D was filed on February 4, 2002 (“Amendment No. 2”) by BA Capital, BA SBIC Management, BA Equity Management, BA Equity Management GP, Mr. Walker, Banc of America Capital Investors SBIC, L.P., a Delaware limited partnership formerly known as BancAmerica Capital Investors SBIC I, L.P. (“BACI”), Banc of America Capital Management SBIC, LLC, a Delaware limited liability company formerly known as BancAmerica Capital Management SBIC I, LLC (“Capital Management SBIC”), Banc of America Capital Management, L.P., a Delaware limited partnership formerly known as BancAmerica Capital Management I, L.P.(“BA Capital Management”), and BACM I GP, LLC, a Delaware limited liability company (“BACM”). In Amendment No. 2, these reporting persons reported, among other things, that (a) the Company, Aurora Communications, LLC, a Delaware limited liability company (“Aurora”) that was approximately 73% owned by BACI, BACI and certain other parties had entered into agreements relating to the Company’s proposed acquisition of Aurora (the “Aurora Acquisition”), and (b) upon the completion of the Aurora Acquisition, the owners of Aurora would be issued shares of the Company’s Class A Common Stock and Class B Common Stock, would be issued warrants to purchase shares of the Company’s Class A Common Stock and Class B Common Stock and would be paid cash.
     Amendment No. 3 to the Schedule 13D was filed on April 3, 2002 (“Amendment No. 3”) to report the completion of the Aurora Acquisition on March 28, 2002 (the “Aurora Closing Date”). In connection with the closing of the Aurora Acquisition, BACI was issued 8,944,339 shares of the Company’s Class B Common Stock and warrants to purchase 706,424 shares of the Company’s Class A Common Stock or Class B Common Stock, at BACI’s election.

     Amendment No. 4 to the Schedule 13D was filed on March 27, 2003 (“Amendment No. 4”) to report the exercise by BACI of a warrant to purchase shares of the Company’s stock and to voluntarily report the grant of options to BA Capital’s designee on the Company’s board of directors, which options may be deemed to be beneficially owned by BA Capital. Amendment No. 4 also voluntarily reported that J. Travis Hain had replaced Walter W. Walker, Jr. as the managing member of BA Equity Management GP and the managing member of BACM effective on September 1, 2002.
     Amendment No. 5 to the Schedule 13D was filed on February 8, 2006 (“Amendment No. 5”) to report the grant of options to BA Capital’s designee on the Company’s board of directors, which options may be deemed to be beneficially owned by BA Capital, and to reflect the vesting of certain options.
     Amendment No. 6 to the Schedule 13D was filed on May 18, 2006 (“Amendment No. 6”) to report the entry into a stock purchase agreement with the Company pursuant to which the Company agreed to purchase an aggregate of up to 5 million shares of Class B Common Stock from BA Capital and BACI.
     Amendment No. 7 to the Schedule 13D was filed on June 29, 2006 (“Amendment No. 7”) to report the closing under the stock purchase agreement with the Company, pursuant to which the Company purchased an aggregate of 5 million shares of Class B Common Stock from BA Capital and BACI.
     Amendment No. 8 to the Schedule 13D was filed on December 27, 2006 (“Amendment No. 8”) to report the entry into an agreement (the “10b5-1 Plan”) between BA Capital, BACI and Banc of America Securities LLC (“BAS”), pursuant to which BA Capital and BACI planned to periodically dispose of Class A Common Stock of the Company pursuant to Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
     Amendment No. 9 to the Schedule 13D was filed on June 15, 2007 (“Amendment No. 9”) to report the termination of the 10b5-1 Plan by BA Capital and BACI.
     This Amendment No. 10 to the Schedule 13D (“Amendment No. 10”) is being filed to report the entry into a voting agreement by each of BACI and BA Capital with the Company and Cloud Acquisition Corporation, a Delaware corporation. Except as provided herein, this Statement does not modify any of the information previously reported on either such Schedule 13D or any amendment thereto.
Item 1. Security and Issuer.
     This Amendment No. 10 relates to the Class A Common Stock of Cumulus Media, Inc. (the “Company”), 14 Piedmont Center, Suite 1400, Atlanta, Georgia 30305.
Item 2. Identity and Background.
     (a) This statement is being filed jointly by (1) BA Capital, (2) BA SBIC Management, (3) BA Equity Management, (4) BA Equity Management GP, (5) Mr. Hain, (6) BACI, (7) Capital Management SBIC, (8) BA Capital Management and (9) BACM. The persons described in items (1) through (9) are referred to herein as the “Reporting Persons.” A list of the executive officers and directors of each Reporting Person that is not an individual is attached as Annex A.
     (b) The address of the principal business office of each Reporting Person is 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.
     (c) BA Capital is an investment partnership engaged principally in the business of making private equity investments. BA SBIC Management is engaged in the business of being the general partner of BA Capital. BA Equity Management is engaged in the business of being the sole member of BA SBIC Management. BA Equity Management GP is engaged in the business of being the general partner of BA Equity Management.
     BACI is an investment partnership engaged principally in the business of making private equity investments. Capital Management SBIC is engaged in the business of being the general partner of BACI. BA Capital Management is engaged in the business of being the sole member of Capital Management SBIC. BACM is engaged in the business of being the general partner of BA Capital Management.
     Mr. Hain’s principal occupation is serving as the managing member of BA Equity Management GP, as the managing member of BACM and as an employee of a subsidiary of Bank of America.
     Bank of America is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and is engaged in the general banking and financial services business through its subsidiaries.
     The principal business and principal office address of each of the Reporting Persons is set forth in paragraph (b) above.
     (d) During the last five years, none of the Reporting Persons, and to the knowledge of each Reporting Person, none of the executive officers or directors of any such Reporting Person that is not an individual, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, none of the Reporting Persons, and to the knowledge of each Reporting Person, none of the executive officers or directors of any such Reporting Person that is not an individual, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
     (f) The following sets forth the jurisdiction of organization or citizenship of each Reporting Person:

Reporting Person	State of Organization/Citizenship
BA Capital	Delaware
BA SBIC Management	Delaware
BA Equity Management	Delaware
BA Equity Management GP	Delaware
Mr. Hain	United States
BACI	Delaware
Capital Management SBIC	Delaware
BA Capital Management	Delaware
BACM	Delaware
To the knowledge of the Reporting Persons, each executive officer and director of any Reporting Person that is not an individual, as set forth on Annex A, is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.
     As described in the Original Schedule 13D, NBCC purchased preferred shares of a predecessor to the Company at various times in 1997 and 1998 with cash. These preferred shares were converted into Class B Common Stock of the Company in connection with the Company’s initial public offering in 1998. Funds for the purchase of these preferred shares were provided from the working capital of NBCC and its affiliates.
     BACI purchased shares of common and preferred stock in Aurora Management, Inc., a member of Aurora owning approximately 73% of its membership interests, at various times between 1999 and 2001 with cash. On the Aurora Closing Date, these shares of common and preferred stock were converted into 8,944,339 shares of the Company’s Class B Common Stock and warrants to purchase 706,424 shares of the Company’s Class A Common Stock or Class B Common Stock. Funds for BACI’s purchase of shares of common and preferred stock in Aurora Management, Inc. were provided from the working capital of BACI and its affiliates. On March 27, 2003, BACI elected to exercise the warrant it received as part of the Aurora Acquisition in exchange for shares of the Company’s Class B Common Stock. Funds for the purchase of the shares issued upon exercise of the warrant were provided from the working capital of BACI and its affiliates.
     BA Capital holds options exercisable within 60 days to purchase 105,000 shares of Class A Common Stock, and Robert H. Sheridan, III, a member of the Company’s board of directors and a senior vice president and managing director of the general partner of both BA Capital and BACI, holds options exercisable within 60 days to purchase 145,000 shares of Class A Common Stock. BA Capital has the right to designate one member of the Company’s board of directors and Mr. Sheridan currently serves on the Company’s board of directors as BA Capital’s designee. These options were received in consideration of Mr. Sheridan’s board service on behalf of BA Capital, and no additional consideration was paid by BA Capital to the Company in exchange for such options. Pursuant to the policies of BA Capital and its affiliates, Mr. Sheridan is deemed to hold these options for the benefit of BA Capital.
Item 4. Purpose of the Transaction.
     On July 23, 2007, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Cloud Acquisition Corporation, a Delaware corporation (“Parent”), and Cloud Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). Under the terms of the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”). Parent is owned by an investment group consisting of Lewis W. Dickey, Jr., the Company’s Chairman, President and Chief Executive Officer, his brother John W. Dickey, the Company’s Executive Vice President and Co-Chief Operating Officer, other members of their family (collectively with Messrs. L. Dickey and J. Dickey, the “Dickeys”), and an affiliate of Merrill Lynch Global Private Equity (the “Sponsor”). The Dickeys have agreed, at the request of the Sponsor, to contribute a portion of their Company equity to Parent or an affiliate thereof (such contributed equity, the “Rollover Shares”).
     At the effective time of the Merger, each outstanding share of Class A Common Stock, other than (a) the Rollover Shares, (b) shares owned by the Company, Parent or any wholly owned subsidiaries of the Company or Parent, or (c) shares owned by any stockholders who are entitled to and who have properly exercised appraisal rights under Delaware law, will be cancelled and converted into the right to receive $11.75 per share in cash. In connection with the Merger and as a condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement, each of BA Capital and BACI entered into a Voting Agreement with the Company and Parent, as described more fully in Item 6 below.

     Consummation of the Merger is subject to various conditions, including approval of the Merger by the stockholders of the Company, FCC approval, and other customary closing conditions. Upon consummation of the Merger, it is contemplated that the Class A Common Stock will be delisted from the NASDAQ Global Select Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.
     A copy of the Merger Agreement is attached to the Company’s Current Report on Form 8-K dated July 23, 2007, and all references to or descriptions of the Merger and the Merger Agreement are qualified in their entirety by reference to the full text of the Merger Agreement, which is incorporated by reference herein as Exhibit 99.1.
     BA Capital and BACI entered into the 10b5-1 Plan with BAS in accordance with Rule 10b5-1(c) under the Exchange Act pursuant to which BA Capital and BACI agreed to the periodic sale of up to an aggregate of 3,000,000 shares of Class A Common Stock through November 15, 2007. Pursuant to the terms of the 10b5-1 Plan, BA Capital and BACI terminated the 10b5-1 Plan on June 15, 2007.
     On May 9, 2006, BA Capital and BACI entered into a stock purchase agreement with the Company (the “Purchase Agreement”) pursuant to which the Company agreed to purchase up to an aggregate of 5 million shares Class B Common Stock from BA Capital and BACI, subject to certain conditions. On June 29, 2006, pursuant to the Purchase Agreement, the Company purchased 5 million shares of Class B Common Stock from BA Capital and BACI for a total consideration of $57,500,000.
     NBCC purchased preferred shares of a predecessor to the Company for investment purposes. As a result of this investment and the subsequent sale of Class B Common Stock under the Purchase Agreement, BA Capital now holds (i) 840,250 shares of Class A Common Stock, (ii) 849,275 shares of Class B Common Stock (which are convertible into shares of Class A Common Stock on a one-for-one basis) and (iii) options to purchase 305,000 shares of Class A Common Stock, 250,000 of which are currently exercisable or exercisable within 60 days. BA Capital holds these securities for investment purposes.
     BACI purchased shares of common and preferred stock in Aurora Management, Inc., a member of Aurora owning approximately 73% of its membership interests, for investment purposes. In connection with the closing of the Aurora Acquisition, these shares of common and preferred stock were converted on the Aurora Closing Date into 8,944,339 shares of the Company’s Class B Common Stock and warrants to purchase 706,424 shares of the Company’s Class A Common Stock or Class B Common Stock. Following the exercise of the warrant, on March 27, 2003, in exchange for 706,424 shares of Class B Common Stock, the sale of Class B Common Stock under the Purchase Agreement and the conversion of 821,568 shares of Class B Common Stock to Class A Common Stock in contemplation of effectuating the 10b5-1 Plan, BACI currently holds 821,568 shares of Class A Common Stock and 4,959,916 shares of Class B Common Stock. BACI holds these securities for investment purposes.
     The Reporting Persons may acquire additional securities of the Company from time to time in the future, subject to certain factors, including without limitation (i) applicable securities laws and governmental restrictions on the number of voting securities the Reporting Persons may hold, (ii) market conditions and (iii) the Reporting Persons’ assessment of the business and prospects of the Company.
     The Reporting Persons are continuously evaluating the business and prospects of the Company, and its present and future interests in, and intentions with respect to, the Company and may at any time decide to dispose of any or all of the shares of the Company currently owned by them as well as securities they may acquire in the future.

     Other than as discussed herein, the Reporting Persons currently have no plans to effect:
     (a) the acquisition of additional securities of the Company, or the disposition of securities of the Company;
     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
     (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or the to fill any existing vacancies on the Board of Directors;
     (e) any material change in the present capitalization or dividend policy of the Company;
     (f) any other material change in the Company’s business or corporate structure;
     (g) changes in the Company’s articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
     (j) any action similar to any of those enumerated above.
     The Reporting Persons intend to evaluate their investment in the Company continuously and may, based on any such evaluation, determine at a future date to change their current position with respect to any action enumerated above.
Item 5. Interest in Securities of the Issuer.
     (a)(i) This Amendment No. 10 relates to 7,721,009 shares of the Company’s Class A Common Stock, representing 18.1% of the Company’s outstanding shares of Class A Common Stock and 15.7% of the voting power (which percentages are calculated in accordance with Rule 13d-3(d)(1)). BA Capital currently holds 840,250 shares of Class A Common Stock, 849,275 shares of Class B Common Stock and options to purchase 305,000 shares of Class A Common Stock, 250,000 of which are currently exercisable or exercisable within 60 days. BA Capital beneficially owns 1,939,525 shares, or 5.1%, of the Class A Common Stock (determined in accordance with Rule 13d-3(d)(1)). BACI currently holds 821,568 shares of Class A Common Stock and 4,959,916 shares of Class B Common Stock. BACI beneficially owns 5,781,484 shares, or 13.9%, of the Class A Common Stock (determined in accordance with Rule 13d-3(d)(1)). No other Reporting Person directly holds any Common Stock of the Company or any rights to acquire any such common stock.
     Except as may otherwise be required by Delaware corporate law, shares of Class A Common Stock, Class B Common Stock and Class C Common stock vote together as a single class when such shares are entitled to vote. Shares of Class B Common Stock are convertible into shares of Class A Common Stock or Class C Common Stock on a one-for-one basis. Shares of Class C Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis. Shares of Class A Common Stock are entitled to one vote per share, shares of Class C Common Stock are entitled to ten votes per share and shares of Class B Common Stock have no voting rights except in specified instances required by Delaware corporate law or by the Company’s articles of incorporation. Upon conversion of any share of Class B Common Stock into a share of Class C Common Stock by certain shareholders of the Company (including BA Capital), shares of Class C Common Stock become entitled to one vote per share, rather than ten votes per share.
     The 840,250 shares of Class A Common Stock currently held by BA Capital and the 821,568 shares of Class A Common Stock currently held by BACI represent 2.3% and 2.2%, respectively, of the Company’s outstanding shares of Class A Common Stock. If BA Capital were to (A) convert its 849,275 shares of Class B Common Stock into an equivalent number of shares of Class A Common Stock and (B) exercise its options to purchase 250,000 shares, which are currently exercisable or exercisable within 60 days, of Class A Common Stock and (c) if BACI were to convert its 4,959,916 shares of Class B Common Stock into an equivalent number of shares of Class A Common Stock, then BA Capital and BACI would together own 7,721,009 shares of Class A Common Stock, representing 18.1% of the Company’s then outstanding shares of Class A Common Stock and 15.7% of the voting power.
     The 7,721,009 shares of Class A Common Stock beneficially owned by BA Capital and BACI represent 17.8% of the Company’s outstanding shares of Class A Common Stock, Class B Common Stock and Class C Common Stock considered in the aggregate and 15.7% of the voting power (or, if the Class C Common Stock is entitled to one vote per share, 17.8% of the voting power).
     As a result of the Voting Agreement, the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Act, with Parent and other persons who own shares of the Company’s Class A Common Stock and are parties to voting or similar agreements with the Company or Parent concerning the Merger. The Reporting Persons expressly disclaim beneficial ownership of any such shares.
     Other than as set forth above with respect to the Reporting Persons, none of the shares of the Company’s Class A Common Stock or Class B Common Stock reported in this Item 5 are shares as to which any Reporting Person has a right to acquire that is exercisable within 60 days. None of the Reporting Persons beneficially owns any shares of Class A Common Stock or Class B Common Stock other than as set forth herein.
     (ii) All information herein relating to the currently outstanding number of shares of the Company’s Class A Common Stock, Class B Common Stock and Class C Common Stock is derived from the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007. Accordingly, the Reporting Persons have assumed for purposes of this Amendment No. 10 that there are 36,700,934 shares of Class A Common Stock outstanding, 5,809,191 shares of Class B Common Stock outstanding and 644,871 shares of Class C Common Stock outstanding, or a total of 43,154,996 shares of all classes of Common Stock outstanding.
     (b) BA Capital has sole voting and dispositive power with respect to 1,939,525 shares of Class A Common Stock, which consists of 840,250 shares of Class A Common Stock, 849,275 shares of Class B Common Stock and options to purchase 250,000 shares of Class A Common Stock, which are currently exercisable or exercisable within 60 days. BACI has sole voting and dispositive power with respect to 5,781,484 shares of Class A Common Stock, which consists of 821,568 shares of Class A Common Stock and 4,959,916 shares of Class B Common Stock.

     BA SBIC Management is the general partner of BA Capital. As a result of the limited partnership agreement of BA Capital, BA SBIC Management is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BA Capital.
     BA Equity Management is the sole member of BA SBIC Management. As a result of the operating agreement for BA SBIC Management, BA Equity Management is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BA Capital.
     BA Equity Management GP is the general partner of BA Equity Management. As a result of the limited partnership agreement for BA Equity Management, BA Equity Management GP is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BA Capital.
     Capital Management SBIC is the general partner of BACI. As a result of the limited partnership agreement of BACI, Capital Management SBIC is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BACI.
     BA Capital Management is the sole member of Capital Management SBIC. As a result of the operating agreement for Capital Management SBIC, BA Capital Management is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BACI.
     BACM is the general partner of BA Capital Management. As a result of the limited partnership agreement for BA Capital Management, BACM is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BACI.
     Mr. Hain is the managing member of both BA Equity Management GP and BACM and as a result is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BA Capital and BACI. Mr. Hain disclaims such beneficial ownership.
     If Mr. Hain’s employment with Bank of America or its subsidiaries is terminated, Mr. Hain will cease to be the managing member of BA Equity Management GP and BACM. As the holder of a majority in interest in BA Equity Management GP and BACM, Bank of America has the right to approve any replacement managing member of BA Equity Management GP or BACM. Bank of America does not have any rights with respect to voting or disposition of the securities of the Company owned by BA Capital or BACI.
     (c) None of the Reporting Persons and, to the knowledge of the Reporting Persons, no executive officer of director of any Reporting Person has had any transactions in the Class A Common Stock during the past 60 days.
     (d) Except as set forth herein, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company’s Class A Common Stock.
     (e)Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Merger Agreement

     On July 23, 2007, the Company entered into the Merger Agreement with Parent and Merger Sub pursuant to which each outstanding share of Class A Common Stock, Class B Common Stock and Class C Common Stock will be converted into the right to receive $11.75 per share in cash, as described more fully in Item 4 above.
Voting Agreements
     In connection with the transactions contemplated by, and as a condition to the willingness of Parent and Merger Sub to enter into, the Merger Agreement, BA Capital and BACI each entered into a Voting Agreement with Parent and Merger Sub dated July 23, 2007 (the “Voting Agreement”) with respect to all shares of Class A Common Stock and Class B Common Stock beneficially owned by them. In the Voting Agreement, BA Capital and BACI each agreed to vote all of its respective shares (i) in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger, (ii) in favor of the approval of any other matter to be approved by the stockholders of the Company to facilitate the transactions contemplated by the Merger Agreement, including the Merger, (iii) against any Company Acquisition Proposal (as defined in the Voting Agreements) or any transaction contemplated by such Company Acquisition Proposal, (iv) against any proposal made in opposition to, or in competition or inconsistent with, the Merger or the Merger Agreement, including the adoption thereof or the consummation thereof, including any amendment of the Company’s organizational documents or other proposal or transaction involving the Company or any of its subsidiaries which amendment or other proposal or transaction would in any manner impede, interfere with, materially delay, frustrate, prevent or nullify or result in a breach of any representation or warranty, covenant, agreement or other obligation of the Company or any of its subsidiaries under or with respect to the Merger Agreement or any of the transactions contemplated thereby, (v) against any amendment to the Company’s organizational documents, extraordinary dividend, distribution or recapitalization by the Company or change in the capital structure of the Company (other than pursuant to or as explicitly permitted by the Merger Agreement) and (vi) against any action, proposal, transaction or agreement that would reasonably be expected to result in any breach in any respect of any covenant, representation or warranty or any other obligation or agreement contained in the Merger Agreement or in any condition to the consummation of the Merger set forth in the Merger Agreement not being fulfilled.
     The Voting Agreement terminates on the first to occur of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms or (iii) the written agreement of Parent and the Company to terminate the Voting Agreement. Until such termination, each of BA Capital and BACI agreed not to sell, transfer, pledge, encumber or otherwise dispose of any of its shares (or enter into any voting agreement, whether by proxy or otherwise, with respect to such shares), or otherwise create any new restriction on its ability freely to exercise all voting rights with respect to such shares. The Voting Agreement was entered into by each of BA Capital and BACI solely in its capacity as stockholder and nothing in any such Voting Agreement will in any way restrict or limit any director or officer of the Company (including any affiliates of BA Capital or BACI) from taking any action in his capacity as a director or officer of the Company that would be necessary for him to comply with his fiduciary duties as a director or officer of the Company.
     The foregoing summary of the Voting Agreement contained in this Item 6 is qualified in its entirety by reference to the Voting Agreement of BA Capital and BACI, attached to the Company’s Current Report on Form 8-K, dated July 23, 2007, filed herewith as Exhibit 99.3.
Other Agreements and Arrangements
     One or more of the Reporting Persons are also parties to (i) a Voting Agreement dated June 30, 1998, (ii) a Registration Rights Agreement dated June 30, 1998, (iii) an Amended and Restated Registration

Rights Agreement dated January 23, 2002, (iv) a Shareholders Agreement dated March 28, 2002, and (v) a Stock Purchase Agreement dated May 9, 2006 and are subject to the Company’s amended and restated certificate of incorporation, all of which are described in the Original Schedule 13D or one or more of the amendments thereto.
Item 7.  Material to be Filed as Exhibits.

Exhibit 24	Power of Attorney (incorporated by reference to Exhibit 24 to Amendment No. 8 to Schedule 13D filed December 27, 2006)

Exhibit 99.1	Joint Filing Agreement, dated July 27, 2007, by and among BA Capital, BA SBIC Management, BA Equity Management, BA Equity Management GP, Mr. Hain, BACI, Capital Management SBIC, BA Capital Management and BACM (filed herewith)

Exhibit 99.2	Agreement and Plan of Merger dated July 23, 2007 by and among the Company, Merger Sub and Parent (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed July 23, 2007)

Exhibit 99.3	Voting Agreement dated July 23, 2007 by and among BA Capital, BACI, the Company and Parent (incorporated by reference to Exhibit 2.4 to the Company’s Current Report on Form 8-K filed July 23, 2007)

Exhibit 99.4*	BA Capital and BACI Rule 10b5-1 Plan dated December 26, 2006 (incorporated by reference to Exhibit 99.2 to Amendment No. 8 to Schedule 13D filed December 27, 2006)

Exhibit 99.5	Stock Purchase Agreement dated May 9, 2006, by and among BA Capital, BACI and the Company (incorporated by reference to Exhibit 99.2 to Amendment No. 6 to Schedule 13D filed May 18, 2006)

Exhibit 99.6	Amended and Restated Registration Rights Agreement dated as of January 23, 2002, by and among the Company, Aurora and the parties listed therein (incorporated by reference to Exhibit 99.3 to Amendment No. 2 to Schedule 13D filed February 4, 2002)

Exhibit 99.7	Shareholders Agreement dated as of March 28, 2002, by and between the Company and BACI (incorporated by reference to Exhibit 99.5 to Amendment No. 3 to Schedule 13D filed April 3, 2002)

Exhibit 99.8	Voting Agreement dated June 30, 1998, by and among NBCC, the Company, Quaestus Management Corporation, DBBC of Georgia, LLC, CML Holdings, LLC, Richard Weening and Lewis W. Dickey, Jr. (incorporated by reference to Exhibit A to Schedule 13D filed July 7, 1998)

Exhibit 99.9	Registration Rights Agreement dated June 30, 1998, by and among the Company, NBCC, Heller Equity Capital Corporation, The State of Wisconsin Investment Board and The Northwestern Mutual Life Insurance Company (incorporated by reference to Exhibit B to Schedule 13D filed July 7, 1998)

*	Portions of this document are confidential and have been omitted and filed separately with the Securities and Exchange Commission in connection with a request for confidential treatment of such omitted material in accordance with Rule 24b-2 under the Securities and Exchange Act of 1934.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.
Date: July 27, 2007

BA CAPITAL COMPANY, L.P.
By:	BA SBIC Management, LLC, its general partner
	By:	BA Equity Management, L.P., its sole member
		By:	BA Equity Management GP, LLC, its general partner

			By:	/s/ Edward A. Balogh
Name: Edward A. Balogh
Title: Chief Financial Officer

BA SBIC MANAGEMENT, LLC
By:	BA Equity Management, L.P., its sole member
	By:	BA Equity Management GP, LLC, its general partner

		By:	/s/ Edward A. Balogh
Name: Edward A. Balogh
Title: Chief Financial Officer

BA EQUITY MANAGEMENT, L.P.
By:	BA Equity Management GP, LLC, its general partner

	By:	/s/ Edward A. Balogh
Name: Edward A. Balogh
Title: Chief Financial Officer

BA EQUITY MANAGEMENT GP, LLC

By:	/s/ Edward A. Balogh
Name: Edward A. Balogh
Title: Chief Financial Officer

J. TRAVIS HAIN

By:	/s/ Edward A. Balogh
Name: Edward A. Balogh
Capacity: Pursuant to Power of Attorney dated August 3, 2006, a copy of which is attached as Exhibit 24

BANC OF AMERICA CAPITAL INVESTORS SBIC, L.P.
By:	Banc of America Capital Management SBIC, LLC, its general partner
	By:	Banc of America Capital Management, L.P., its sole member
		By:	BACM I GP, LLC, its general partner

			By:	/s/ Edward A. Balogh Name: Edward A. Balogh
Title: Chief Financial Officer

BANC OF AMERICA CAPITAL MANAGEMENT SBIC, LLC
By:	Banc of America Capital Management, L.P., its sole member
	By:	BACM I GP, LLC, its general partner

		By:	/s/ Edward A. Balogh Name: Edward A. Balogh Title: Chief Financial Officer

BANC OF AMERICA CAPITAL MANAGEMENT, L.P.
By:	BACM I GP, LLC, its general partner

	By:	/s/ Edward A. Balogh Name: Edward A. Balogh
Title: Chief Financial Officer

BACM I GP, LLC

By:	/s/ Edward A. Balogh Name: Edward A. Balogh
Title: Chief Financial Officer

Annex A
BA CAPITAL COMPANY, L.P.
Executive Officers
Not Applicable.
Address
Each of such executive officers can be reached c/o: Banc of America Capital Investors, 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

BA SBIC MANAGEMENT, LLC
Executive Officers

J. Travis Hain	Senior Vice President and Managing Director
George E. Morgan, III	Senior Vice President and Managing Director
Walker L. Poole	Senior Vice President and Managing Director
Robert H. Sheridan, III	Senior Vice President and Managing Director
Address
Each of such executive officers can be reached c/o: Banc of America Capital Investors, 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

BA EQUITY MANAGEMENT, L.P.
Executive Officers

J. Travis Hain	Senior Vice President and Managing Director
George E. Morgan, III	Senior Vice President and Managing Director
Walker L. Poole	Senior Vice President and Managing Director
Robert H. Sheridan, III	Senior Vice President and Managing Director
Address
Each of such executive officers can be reached c/o: Banc of America Capital Investors, 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

BA EQUITY MANAGEMENT GP, LLC
Executive Officers

J. Travis Hain	Senior Vice President and Managing Director
George E. Morgan, III	Senior Vice President and Managing Director
Walker L. Poole	Senior Vice President and Managing Director
Robert H. Sheridan, III	Senior Vice President and Managing Director
Address
Each of such executive officers can be reached c/o: Banc of America Capital Investors, 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

BANC OF AMERICA CAPITAL INVESTORS SBIC, L.P.
Executive Officers
Not Applicable.
Address
Each of such executive officers can be reached c/o: Banc of America Capital Investors, 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

BANC OF AMERICA CAPITAL MANAGEMENT SBIC, LLC
Executive Officers

J. Travis Hain	Senior Vice President and Managing Director
George E. Morgan, III	Senior Vice President and Managing Director
Walker L. Poole	Senior Vice President and Managing Director
Robert H. Sheridan, III	Senior Vice President and Managing Director
Address
Each of such executive officers can be reached c/o: Banc of America Capital Investors, 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

BANC OF AMERICA CAPITAL MANAGEMENT, L.P.
Executive Officers

J. Travis Hain	Senior Vice President and Managing Director
George E. Morgan, III	Senior Vice President and Managing Director
Walker L. Poole	Senior Vice President and Managing Director
Robert H. Sheridan, III	Senior Vice President and Managing Director
Address
Each of such executive officers can be reached c/o: Banc of America Capital Investors, 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

BACM I, GP, LLC
Executive Officers

J. Travis Hain	Senior Vice President and Managing Director
George E. Morgan, III	Senior Vice President and Managing Director
Walker L. Poole	Senior Vice President and Managing Director
Robert H. Sheridan, III	Senior Vice President and Managing Director
Address
Each of such executive officers can be reached c/o: Banc of America Capital Investors, 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.